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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-2(a))

                                (Amendment No. 1)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)


                          Essential Therapeutics, Inc.
                     (f/k/a Microcide Pharmaceuticals, Inc.)
                     ---------------------------------------
                                (Name of Issuer)


                                  Common Stock,
                           $0.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   29669A 10 8
                     ---------------------------------------
                                 (CUSIP Number)


                            Prospect Venture Partners
                              Attention: Chen Tang
                           435 Tasso Street, Suite 200
                               Palo Alto, CA 94301
                     ---------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 2001
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Prospect Venture Partners II, L.P.
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY

--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           5,000,000
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          0
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          5,000,000
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            0
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,000,000 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.0%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Prospect Management Co. II, L.L.C.
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           5,000,000
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          0
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          5,000,000
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            0
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,000,000 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.0%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Prospect Venture Partners, L.P.
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             WC

--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           1,666,666
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          0
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          1,666,666
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            0
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,666,666 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Prospect Management Co., L.L.C.
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           1,666,666
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          0
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          1,666,666
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            0
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,666,666 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.1%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             OO
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             David Schnell
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           36,879
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          6,666,666
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          36,879
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            6,666,666
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,703,545 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.7%

--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON

             Alexander E.  Barkas
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           0
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          6,666,666
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          0
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            6,666,666
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             6,666,666 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             28.5%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON

             Russell C.  Hirsch
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           0
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          5,000,000
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          0
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            5,000,000
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,000,000 shares of Common Stock

--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.0%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James B. Tananbaum
--------------------------------------------------------------------------------
          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
          3  SEC USE ONLY
--------------------------------------------------------------------------------
          4  SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
               NUMBER OF                      7  SOLE VOTING POWER

                SHARES                           0
                                              ----------------------------------
             BENEFICIALLY                     8  SHARED VOTING POWER

               OWNED BY                          5,000,000
                                              ----------------------------------
                 EACH                         9  SOLE DISPOSITIVE POWER

              REPORTING                          0
                                              ----------------------------------
                PERSON                       10  SHARED DISPOSITIVE POWER

                 WITH                            5,000,000
--------------------------------------------------------------------------------
         11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,000,000 shares of Common Stock
--------------------------------------------------------------------------------
         12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          [ ]
--------------------------------------------------------------------------------
         13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.0%
--------------------------------------------------------------------------------
         14  TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed by Prospect Venture Partners on November 5, 2001. Such Schedule 13D is hereby amended to correct information with respect to the items indicated. Unless otherwise indicated, defined terms have the same meaning set forth in the originally filed Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         Unchanged

ITEM 2.  IDENTITY AND BACKGROUND.

         Unchanged

ITEM 3.  SOURCE OF FUNDS.

         Unchanged

ITEM 4.  PURPOSE OF TRANSACTION.

         Unchanged

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

(a) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own the following aggregate numbers of shares of Common Stock, representing the following percentages of the shares of Common Stock outstanding as of November 1, 2001 (as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2001 together with an aggregate of approximately 5,188,035 Shares issued in connection with the Issuer's acquisition of The Althexis Company, Inc.):

        (i) PVP II: 5,000,000 million Shares which represents 23.0% of the Issuer's outstanding stock;

        (ii) PMC II: 5,000,000 million Shares indirectly in its capacity as General Partner of PVP II, which represents 23.0% of the Issuer's outstanding stock;

        (iii) PVP: 1,666,666 million Shares which represents 9.1% of the Issuer's outstanding stock;

        (iv) PMC: 1,666,666 million Shares indirectly in its capacity as General Partner of PVP, which represents 9.1% of the Issuer's outstanding stock;

        (v) David Schnell: 6,666,666 Shares indirectly in his capacity as Managing Member of both PMC II and PMC. Mr. Schnell disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein. Mr. Schnell also directly owns 36,879 shares of the Issuer's common stock, which, together with


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                his indirect ownership, represents an aggregate of 28.7% of the
                Issuer's outstanding stock;

        (vi) Alexander E. Barkas: 6,666,666 Shares indirectly in his capacity as Managing Member of both PMC II and PMC, which represents 28.5% of the Issuer's outstanding stock. Mr. Barkas disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein;

        (vii) Russell C. Hirsch: 5.0 million Shares indirectly in his capacity as Managing Member of PMC II, which represents 23.0% of the Issuer's outstanding stock. Mr. Hirsch disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein; and

        (viii) James B. Tananbaum: 5.0 million Shares indirectly in his capacity as Managing Member of PMC II, which represents 23.0% of the Issuer's outstanding stock. Mr. Tananbaum disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein.


(b) Unchanged

(c) Unchanged

         Reference is hereby made to the response in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Unchanged

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 99.1     Joint Filing Agreement (incorporated by reference to
                  Exhibit 99.1 to the Reporting Persons' Schedule 13-D filed November 05, 2001).

 Exhibit 99.2     Form of Lock-Up Agreement (incorporated by reference to
                  Exhibit 99.2 to the Reporting Persons' Schedule 13-D filed November 05, 2001).

 Exhibit 99.3     Form of Voting Agreement (incorporated by reference to
                  Exhibit 99.3 to the Reporting Persons' Schedule 13-D filed November 05, 2001).

 Exhibit 99.4     Powers of Attorney (incorporated by reference to
                  Exhibit 99.4 to the Reporting Persons' Schedule 13-D filed November 05, 2001).

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2001

PROSPECT MANAGEMENT CO., L.L.C.

                  *
  ------------------------------------------

PROSPECT MANAGEMENT CO. II, L.L.C.

                  *
  ------------------------------------------

PROSPECT VENTURE PARTNERS, L.P.

                  *
  ------------------------------------------

PROSPECT VENTURE PARTNERS II, L.P.

                  *
  ------------------------------------------


                  *
  ------------------------------------------
  NAME: DAVID SCHNELL

                  *
  ------------------------------------------
  NAME: ALEXANDER E. BARKAS

                  *
  ------------------------------------------
  NAME: RUSSELL C. HIRSCH

                  *
  ------------------------------------------
  NAME: JAMES B. TANANBAUM

* BY: /s/ Chen Tang
   ------------------------------------------
         CHEN TANG, ATTORNEY-IN-FACT